November 27, 2013

VIA EDGAR AND BY COURIER

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:	Star Scientific, Inc.

Form 10-K for the fiscal year ended December 31, 2012

Filed March 18, 2013, File No. 001-15324

Comment Letter Dated July 11, 2013

Follow up Comment Letter Dated September 25, 2013

Follow up Comment Letter Dated October 25, 2013

Follow up Comment Letter Dated November 13, 2013

Dear Mr. Rosenberg:

This letter is in response to your follow up letter dated November 13, 2013, regarding our Form 10-K for the fiscal year ended December 31, 2012. Your comment is repeated below followed by our response.

Consolidated Financial Statements: Notes to Consolidated Financial Statements 8. Stockholder’s Equity, Page 58

We have read your response to our prior comment one. Regarding your analysis of ASC 815-40-15-5 through 8:

•	Refer to the second paragraph under “Sale of equity securities and exercise of warrants 2010” in Note 8 in which, on March 5, 2010, the Company reduced the exercise price on 3,649,007 warrants previously issued to the investors from $3.50 to $1.50 per warrant and, on March 9, 2010, the Company reduced the exercise price on 1,754,386 warrants previously issued to the investors from $2.00 to $1.50 per warrant. Provide us your analysis of the facts and circumstances surrounding these reductions that supports your conclusion that the Warrants are considered indexed to the Company’s stock.

•	Refer to the warrant reset agreement mentioned in the second to the last paragraph under “Sale of equity securities and exercise of warrants 2012” in Note 8 and provide us your analysis of that agreement that supports your determination that the Warrants are considered indexed to the Company’s stock.

See the “Illustrations” in ASC 815-40-55 particularly “Example 9.”

•	Refer to your response regarding ASC 815-40-25-10a., in which you indicate that you have agreed to use your best efforts to register shares but there is no specific provision that requires settlement in registered shares. Tell us whether and, if so, to what extent, shares underlying the Warrants outstanding at December 31, 2011 and 2012 were not registered. Provide us the specific provision and language in the Warrant agreements that permits settlement by delivery of unregistered shares if you cannot deliver registered shares. If there is no specific provision permitting you to deliver unregistered shares, provide us your legal analysis supporting your conclusion that you are permitted to deliver unregistered shares.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

November 27, 2013

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Background Information

The Company has been in a loss position for the past several years as it continued product development and has had to raise capital to fund the Company’s operations. The net operating cash flows from operations have been negative for the past three years in the range of approximately $18 million to $21 million.

First Request

Specific Facts and Circumstances

The specific warrant re-pricing transactions you mentioned above were part of a larger transaction whereby the Company was raising capital through private placement transactions. Several of our investors had provided funding through a private placement securities agreement in 2008 and 2009, from which they received shares of newly issued common stock and a warrant. These same investors agreed to provide additional capital funding to the Company through a new private placement in 2010. The investors requested and the Company agreed to re-price the 2008 and 2009 Warrants as a condition for the investors participating in the new private placement and providing needed capital to the Company in 2010. The newly issued shares were priced at the market price (NASDAQ listed price). The transactions on March 5, 2010 and March 9, 2010 for the shares issued were $1.05 and $1.14 respectively. The agreed upon warrant re-pricing was a reduction in the strike price of the Warrants from $3.50 to $1.50 and $2.00 to $1.50 for the corresponding investor holdings. The re-pricing of the Warrants did not change any other terms of the original Warrants.

Accounting Analysis

The re-priced warrant does not change our position from our previous analysis relating to the indexing of the Warrants to the Company stock price. The renegotiated strike price and number of warrant shares is still fixed and does not change.. The instrument value to the holder is derived from the change in our stock price. We referenced ASC 815-40-15-7C specifically to our situation.

Second Request

Facts and Circumstances

In your second point referencing the reset warrant agreement in November 2012, we would like to clarify the language in Note 8. The reference to the warrant reset agreement refers to an agreement at that time to reset the strike price of previously issued Warrants and not to any separate agreement. We used this terminology to describe the reset of the strike price in our standard Warrants that has been the subject of our previous communication and analysis. We provided you a copy of the form of warrant used in our first response. In November 2012, the Company was again in a situation where it required additional capital to fund its operations. In this specific case the Company solicited certain warrant holders (not all) to immediately exercise their Warrants in exchange for a reduced strike price. The subject Warrants were previously issued and outstanding and contained the same terms as in the form of warrant previously provided. The original strike price for the specific warrant holders who participated in the transaction ranged from $4.05 to $1.50 and the Warrants at issue were re-priced to $1.00 per share. The re-pricing of the Warrants did not change any other terms of the original Warrants.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

November 27, 2013

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Accounting Analysis

The Company’s analysis and conclusion is the same as the March 2010 transactions provided above.

Specific accounting cite requested

You asked that we specifically comment on ASC 815-40-55 particularly “Example 9: Variability Involving Future Equity Offerings and Issuance of Equity-Linked Financial Instruments”.

Example 9 sets out a situation whereby the warrant agreement would have to contain a clause that the warrant holder has the right to a revised strike price if the Company subsequently issued shares at a price lower than the original agreed upon price. If this clause were in the contract then the Warrants would not be deemed to be indexed to the Company stock.

This particular situation does not apply to the Company’s warrant agreements, as noted in this and previous responses to your inquires about the Company’s Warrants, since there is no such provision in the Warrants. Therefore, this example does not apply to the Company’s Warrants and the analysis that the Warrants are indexed to the company stock still holds.

Third Request

Legal Analysis

In response to your request to state whether the Warrant shares were registered at December 31, 2011 and 2012 and to provide a legal analysis with respect to delivering unregistered shares, we would distinguish between the registration of the underlying shares versus the registration of the resale of such shares by the holders of the Company’s Warrants who elect to exercise such Warrants. As we describe below, the underlying shares have not been, nor are they required to be, registered pursuant to a public offering by the Company. Rather, what has been registered by the Company on its Form S-3 is the resale of the underlying shares issuable upon exercise of the Warrants (assuming that an effective registration statement was available for such resale).

In our earlier response we noted that there was no provision in the Warrants that requires settlement in registered shares. In this regard, the following additional information relating to the Warrants bear on this analysis and conclusion. First, all of the Warrants were issued in connection with private placement transactions exempt from registration and not as part of a public offering. Second, the Securities Purchase Agreements did not require the Company to register the warrant shares, but to rather use “reasonable best efforts to effect the registration of the resale of the Registerable Securities….”  Third, because the underlying shares were not registered (nor where required to be) there is no prohibition on the Warrant holder exercising the Warrants and receiving unregistered shares and, correspondingly, no requirement that we issue registered shares to the warrant holders in the first instance. Fourth, pursuant to the Securities Purchase Agreements used in connection with the issuances of the Warrants, the registration statements that we filed only relate to the resale of such underlying shares, as was our obligation under the Securities Purchase Agreements.

As of December 31, 2011 and December 31, 2012, all of the warrant shares would have been registered for resale once the Warrants were exercised. In this respect, the Warrants provide the following legend relating to the shares to be issued upon exercise of the warrants:

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

November 27, 2013

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THIS WARRANT AND THE SECURITIES REPRESENTED BY THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, AND UPON DELIVERY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT THE PROPOSED TRANSFER IS EXEMPT FROM THE SECURITIES ACT OR THAT THE PROSPECTUS DELVIERY REQUIREMENTS HAVE BEEN MET.

There is no provision in the Warrants or the Securities Purchase Agreements that requires the Company to register the shares in a public offering. Rather, the Company is only obligated to undertake reasonable best efforts to register the resale of the underlying shares. Accordingly, there is nothing in the Securities Purchase Agreement or the Warrant that would prevent the Company from delivering unregistered shares to the warrant holder upon exercise of the warrants. Once delivered, the shares could then be resold pursuant to an effective resale registration (assuming an effective registration statement was in place and available) or otherwise resold if the holder of the warrant shares was able to sell under an available exemption from registration.

Conclusion

Based on our analysis of the transactions and legal analysis provided above we conclude our warrants are indexed to the company stock and can be settled in unregistered shares thus our equity accounting treatment is appropriate.

***

In response to the Commission’s letter, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or if I can be of additional assistance please do not hesitate to contact me at 804-527-1970.

Very truly yours,

Park A. Dodd, III
Chief Financial Officer